January 12, 2006


Mail Stop 6010

Livio Susin
RNS Software, Inc.
2197 West 2nd Avenue Suite 103
Vancouver, B.C. V5K 1H7
Canada

Re:	RNS Software, Inc.
	Amendment No. 1 Registration Statement on Form SB-2
	Filed December 28, 2005
	         File No. 333-129388
Dear Mr. Susin:
      We have the following comments to your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.
      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Summary
1. We note your response to our prior comment 1 from our letter dated
November 22. In the summary, please briefly explain your use of the
"customer database" you identify.
2. We note your response to our prior comment 2. In the fourth paragraph of the summary, please clarify whether you have sold any of your products to date.

Risk Factors, page 3
We have only limited protection of our proprietary rights..., page
5
3. Please disclose that you have not sought to register your trademarks.
Use of Proceeds, Page 9
4. We note your response to our prior comment 7.  Please explain to
us how $2,000 in management services were incurred, and yet only
$400
remain to be paid.
5. Please clearly and prominently quantify the exact amounts to be paid to Mr. Susin from your proceeds.
Summary Compensation Table, page 16
6. Please update your disclosures to reflect information as of the last completed fiscal year pursuant to Item 402 of Regulation S-B.
Item 28, page 9
7. Please update your undertakings to those in effect after December
1, 2005.  Please see Release 33-8591.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.
      You may contact Tara Harkins at (202) 551-3626 or in her absence, Michele Gohlke at (202) 551-3327 if you have questions regarding comments on the financial statements and related matters.
Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-
3444
with any other questions.
      Sincerely,


							Perry Hindin
							Special Counsel

cc: Cletha A. Walstrand, Esq.
Livio Susin
RNS Software, Inc.
January 12, 2006
Page 1